FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Gold Fields and NUM Reach Agreement on South Deep Operating Model

Johannesburg, Tuesday, 2 October 2012. Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has reached a formal agreement with the National Union of Mineworkers ("NUM") to implement a new operating model at its developing South Deep Gold Mine ("South Deep") near Johannesburg in South Africa.

Gold Fields CEO Nick Holland praised the national, regional and branch leadership of the NUM, which played a critical role in securing this ground-breaking agreement in a challenging environment: "This agreement will define the future of South Deep and position it to become one of the most modern underground mechanised mines both locally and internationally. The agreement shows that there is indeed room for constructive collaboration in South African labour relations."

The new South Deep operating model will not only secure current jobs but allow the mine to create an additional 400 full-time positions at the mine. It should improve productivity and performance in order for the mine to approach international best practice.

The new operating model was previously agreed to by UASA. Now that the parties have agreed on the key aspects of the new operating model, South Deep has withdrawn the Section 189 notice issued to the NUM on 2 August 2012.

The key elements of the agreement are as follows:

New Full Calendar Operations agreement ("FULCO")

- All underground operational personnel in job categories A4 to C5 will go onto a new 4 x 4, 12 hour rotation shift structure (which means 4 days on, 4 days off, 4 nights on, 4 nights off, in 12 hour shifts).

- The current agreement in regard to Christmas breaks will remain in place for December 2012. In future years the operation will shut down for 8 days starting on 23 December each year, translating into an effective 12 day Christmas break for each FULCO employee.

- To address concerns about possible fatigue resulting from the new shift structure, a comprehensive fatigue management system will be introduced, which includes a one hour mid-shift break during which food and drinks will be provided, in addition to that provided with the commencement of the shift.

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[‡], D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

The benefits of this agreement are that South Deep will have five more working hours per day, which is a 25% improvement. In addition South Deep will have seven more production days per year. Employees will on average work 50 days less per year.

Total Rewards Scheme

- The existing bonus schemes for underground employees will be discontinued and a new, uncapped productivity linked bonus scheme will be implemented, providing significant incentives for improved performance.

- The payment of market allowances for operators and artisans in the TM3 (mechanised) section will be discontinued for which affected employees will receive up-front compensation.

Through the new total rewards scheme, compensation will be aligned with local best practice benchmarks, while the new bonus scheme will enable employees who exceed production targets, to earn significantly more than they do today.

Grading system

- South Deep's grading system will be aligned with the nature of the work performed and with industry benchmarks. In addition, our grading system will allow for appropriate career progressions. An independent expert will be appointed to verify the new grading system.

- The new grading system will only be implemented for new employees. Existing employees will remain on their existing grades and will retain their current remuneration and benefits.

Engagement structures and alignment of policies with that of the Gold Fields Group

- The parties agreed to implement all the key engagement structures that are currently in effect in the rest of the Gold Fields group. These include Health & Safety Committees, Shaft Leadership Forum, Operational Leadership Forum, Skills Development Forum, Employee Equity Forum, Social & Labour Plan and the Future Forum. The Gold Fields disciplinary code and procedures will also be implemented at South Deep.

The new agreement will result in an up-front cost to South Deep of approximately R170 million.

"This is an appropriate investment in generating a new operating model, which will underpin the significant potential of South Deep. It will lead to more productive working arrangements, line-of-sight bonus system that align employees with business objectives, as well as competitive grading and compensation systems," Holland said.

"This is a win-win arrangement for the mine and all affected employees who will receive upfront payments, while the new working arrangements will enable them to participate in a joint reward system that is equal to or better than what they are currently receiving. Furthermore, South Deep will work with the trade unions to jointly develop improved housing arrangements, medical and wellness benefits as well as more efficient underground transport arrangements, amongst others," Holland added.

This agreement has resolved all outstanding and unresolved issues between the NUM and South Deep Management dating back to the strike in 2010.

"This agreement is reflective of our desire to establish South Deep as a world class mine for the next 50 years and more, to the benefit of all its stakeholders," Holland said.

South Deep is an important and strategic growth asset for Gold Fields and the South African mining industry, with production scheduled to ramp up to a run-rate of 700,000 ounces a year by the end of 2015, and a life of mine in excess of 50 years.

-ends-

Investor Enquiries:

Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA Cell: +27 82 971 9238
Email: willie.jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Vice President: Corporate Affairs
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 October 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs